Faegre Drinker Biddle & Reath LLP

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By EDGAR

October 4, 2021

Melissa Gilmore
Andrew Blume

Sherry Haywood

Jay Ingram

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:         FGI Industries, Ltd.

Registration Statement on Form S-1

Submitted September 10, 2021

CIK No. 0001864943

Dear Ms. Gilmore and Mr. Blume:

On behalf of FGI Industries Ltd. (the “Company”), we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Melissa Gilmore, Andrew Blume, Sherry Haywood and Jay Ingram, dated September 29, 2021 (the “Comment Letter”), to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 10, 2021.

The Company is concurrently submitting via EDGAR an Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

October 4, 2021

Background Information

As background to the Company’s responses, below is a summary of additional information regarding the Company, its operations and its structure. To be clear, the Company is not a China-based issuer. The Company wishes to provide this information to the Staff with respect to its comments regarding the Company’s operations in, and connections to, China.

•	The Company is headquartered in the United States and its executive team sits in East Hanover, New Jersey. New Jersey has been the business’ headquarters since its founding in 1988.

•	All of the executive officers and directors of the Company are U.S. citizens.

•	The Company derives no revenue from China.

•	The Company’s operations in China are limited to 16 employees (out of approximately 130 globally) who are focused exclusively on product development and sourcing. The Company conducts no manufacturing or other operations in China.

•	The Company does not have any variable interest entities or wholly-owned foreign entity arrangements.

•	The Company does not own any manufacturing facilities, and, similar to many publicly-traded U.S. companies, the Company relies on offshore third-parties to make its products, many of which are sourced from third-party suppliers in China, Cambodia, Vietnam and Mexico.

•	The Company does not own substantial assets or conduct substantial operations in China and could readily shift its product sourcing from China if needed. The Company regularly evaluates alternative suppliers.

•	The Company is owned and controlled by Foremost Groups Ltd., a Cayman Islands registered company with its corporate headquarters in New Jersey, U.S. (“Foremost”) with a small percentage of ownership by current Foremost employees. Approximately 61% of Foremost is beneficially-owned by United States individuals, with approximately 29% of Foremost beneficially owned by non-U.S. and non-China nationals and only 10% owned by Chinese nationals, substantially all of whom are Foremost employees who acquired their ownership in connection with providing services to Foremost. The Company is registered in the Cayman Islands, similar to many other U.S.-headquartered multi-national corporations and their subsidiaries, to allow efficient operation across numerous jurisdictions.

•	The Company and the underwriters have no intent to offer or sell securities to any Chinese nationals in the proposed offering. The offering has not been qualified for sales into China.

•	Below is the expected organizational structure chart of the Company and its subsidiaries after giving effect to the Reorganization referenced in the Registration Statement. Please note we have added this graphic to the Registration Statement.

October 4, 2021

•	FGI International Limited, incorporated in Hong Kong, houses our Asia-based sourcing, product development and back-office staff. Because our business employs several Chinese nationals, FGI China, Ltd. (“FGI China”) was established to comply with Chinese regulations relating to employment by a domestic entity. FGI China pays the regular salaries of these employees and related business expenses incurred.

Comment Responses

Prospectus Summary on Form S-1 Filed September 10, 2021

Overview, page i

1.            Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. Provide a cross- reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see the prospectus cover page. We respectfully note that the Company is not a China-based issuer or a Chinese operating company for the reasons noted above in “Background Information.”

October 4, 2021

2.            Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. We respectfully point out that the comment that a majority of the company’s operations are in China is incorrect. Please see pages 7-8 of the prospectus summary and updated risk factor disclosure on pages 20-22. We respectfully note the matters set forth above in “Background Information,” including the fact that the Company does not have any variable interest entities or wholly-owned foreign entity arrangements. Accordingly, as the Company is not based, nor has the majority of its operations, in China, the Company does not believe the recent regulatory actions by China’s government will have a material impact on its operations or financial condition.

3.            Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. In particular, please see the added structure chart on page 8 of the prospectus summary, which includes each entity’s domicile and defined terms that are used throughout the Registration Statement for the Company and each of its subsidiaries. The Company also noted it is the issuer in the offering summary set forth in the summary box of the Registration Statement.

Prospectus Summary, page 2

4.            In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised to include additional risk factors relating to the Company’s operations in China. Please see pages 20-22. We respectfully note that while the Company does have a Chinese subsidiary, the vast majority of the Company’s operations are not in China, as discussed above in “Background Information.” The Company’s operations that are conducted through its Chinese subsidiary, are limited to product development and sourcing activities with a limited number of employees, consistent with the activities of many other U.S. headquartered companies that have third-party manufacturers in China. As such, the Company does not believe these risks to be material to the Company overall and certainly no different than many other U.S. headquartered companies that source products or product components in China.

October 4, 2021

5.            Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 21, which states that, outside of general business licenses in the ordinary course, FGI China and FGI International are not required to obtain permission from any Chinese authorities to operate and, as a Cayman Islands entity with its corporate headquarters in the United States, the Company is not required to obtain any permission from the CSRC, CAC or other similar entity in China to issue our ordinary shares.

6.            Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings and/or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.

Company Response: In response to the Staff’s comment, we respectfully note that, as described above under “Background Information,” due to our limited operations in China, including that we derive no revenues from China, we believe there is no additional material information to provide investors regarding our structure and our ability to transfer cash between entities, across borders or to U.S. investors. Accordingly, any restrictions on foreign exchange related to China or otherwise are not material to the consolidated Company. In fact, less than $500,000 annually has flowed through FGI China on a historical basis, used for salaries and ancillary business expenses of our few China-based employees.

October 4, 2021

7.            Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Company Response: In response to the Staff’s comment, we respectfully note that the Company’s auditor is Marcum LLP, headquartered in New York City , with the Company’s audit partner based in Melville, New York. The Company does not expect the PCAOB to be unable to inspect or investigate Marcum LLP and notes that Marcum LLC is the auditor for many other U.S. public companies. In addition, in response to the Staff’s comment, the Registration Statement has been revised. Please see the updated risk factor disclosure on page 21.

Risk Factors, page 13

8.            Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see the updated risk factor disclosure on page 20 relating to the Chinese’s government’s oversight and discretion of businesses. As discussed in “Background Information” above, we respectfully note that the Company is not conducting an offering of securities in China and has no executive officers or directors who are based in China or Chinese citizens. Given its limited operations in China, the Company does not believe that the Chinese government has significant oversight and discretion over the conduct of its business.

9.            In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Company Response: In response to the Staff’s comment, the registration statement has been revised. Please see pages 20 for risk factor disclosure related to the increased oversight by the Cyberspace Administration of China. The Company notes that its Chinese subsidiary, FGI China, is not listing securities in the offering and FGI China is a wholly owned subsidiary of the Company. Additionally, given it is not a China-based company and has only limited operations in China, the Company believes oversight by the CAC would not be material.

October 4, 2021

Should you have any questions, please feel free to contact me at 612.766.8419.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Jonathan Zimmerman

Jonathan Zimmerman
Enclosures

cc:       John Chen, FGI Industries, Ltd.